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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
					   (Amendment No. )

			Under the Securities Exchange Act of 1934


					  Mpower Communications Corp.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)


						  62473J106
						(CUSIP Number)

				 	Carolyn S. Reiser, Esq.
				  Shartsis, Friese & Ginsburg LLP
				One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500

(Name, Address and Telephone Number of Person Authorized to Receive
				 Notices and Communications)

					     September 20, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /XX/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


								SEC 1746 (10-97)

SCHEDULE 13D
CUSIP No.62473J106						Page 2 of 15 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	West Highland Capital, Inc.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /  /
											(b) / X /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*    		AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
	NUMBER OF			7	SOLE VOTING POWER
	  SHARES				-0-
    BENEFICIALLY		-----------------------------------------
	 OWNED BY			8	SHARED VOTING POWER
	   EACH				10,000,000
	REPORTING			-----------------------------------------
	  PERSON			9	SOLE DISPOSITIVE POWER
	   WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						10,000,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,000,000
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	17.9 %
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO and IA
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473J106						Page 3 of 15 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lang H. Gerhard
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /  /
											(b) / X /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*				AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			2,000,000
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				10,000,000
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				2,000,000
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						10,000,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	12,000,000
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	21.5%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473J106						Page 4 of 15 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Estero Partners, LLC
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /  /
											(b) / x /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS* 				AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				9,345,469
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						9,345,469
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	9,345,469
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	16.7%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473J106						Page 5 of 14 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	West Highland Partners, L.P.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /  /
											(b) / x /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS* 			WC
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				7,650,044
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						7,650,044
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,650,044
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	13.7%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473J106						Page 6 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Common
Stock"), of Mpower Communications Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 175
Sully's Trail, Pittsford, NY 14534.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	The names of the persons filing this statement are Lang H.
Gerhard ("Gerhard"), West Highland Capital, Inc., a California corporation ("WHC"), West Highland Partners, L.P., a California limited partnership ("WHP"), and Estero Partners, LLC, a California limited liability company ("LLC") (collectively, the "Filers").

(b)	The principal business office of the Filers is located at 300
Drake's Landing Road, Suite 290, Greenbrae, CA 94904.

(c)	Gerhard is the sole director and occupies all the executive
offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP. WHP is an investment limited partnership.

(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Gerhard is a citizen of the United States of America.

SCHEDULE 13D
CUSIP No. 62473J106						Page 7 of 14 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Common Stock were as follows:

Purchaser		Source of Funds				Amount

WHC			Funds Under Management(1)		$148,288,126.11
WHP			Working Capital				$112,775,398.21
Gerhard		Personal Funds					$ 23,014,504.31

(1)	Includes funds invested by WHP and other investment
	advisory clients in Common Stock

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock was acquired for investment. In the future, the Filers may decide to purchase additional shares of Common Stock, or sell part or all of their current holdings of Common Stock.

Except as set forth above, none of the Filers has any plans or intentions that would relate to or result in:

	(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

SCHEDULE 13D
CUSIP No. 62473J106						Page 8 of 14 Pages

	(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
	(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e) Any material change in the present capitalization or dividend policy of the issuer;
	(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
	(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
	(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
	(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or
	(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The beneficial ownership of the Common Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:

		   Aggregate
		  Beneficially
		      Owned	        Voting Power   Dispositive Power
Name 	Number	Percent	 Sole	Shared	Sole	  Shared

WHC	   10,000,000	17.9%	  0	  10,000,000     0	   10,000,000
Gerhard 12,000,000	21.5%  2,000,000 10,000,000 2,000,000 10,000,000
LLC	    9,345,469	16.7%	  0	   9,345,469	  0	    9,345,469
WHP	    7,650,044	13.7%	  0	   7,650,044	  0	    7,650,044


SCHEDULE 13D
CUSIP No. 62473J106						Page 9 of 14 Pages

The persons filing this statement effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Common Stock since July 20, 2000:

	   Purchase			  Number		  Price
Name	   or Sale  Date		of Shares		Per Share

WHP		p	8/18/00		38,250		$32.1250
WHP		p	8/21/00		32,513		$32.9228
WHP		p	8/22/00		5,738		$33.2424
WHP		p	8/22/00		38,250		$33.3906
WHP		p	8/23/00		21,114		$30.3519
WHP		p	8/23/00		42,075		$29.7727
WHP		p	8/24/00		1,531		$28.7500
WHP		p	8/24/00		1,530		$28.6250
WHP		p	8/24/00		51,561		$30.4047
WHP		p	9/5/00		18,054		$18.6600
WHP		p	9/5/00		1,071		$18.7451
WHP		p	9/5/00		19,125		$19.0000
WHP		p	9/6/00		67,398		$16.9618
WHP		p	9/6/00		1,454		$17.2500
WHP		p	9/7/00		401,625		$12.7292
WHP		p	9/7/00		43,835		$12.3121
WHP		p	9/7/00		56,610		$11.9987
WHP		p	9/7/00		267,750		$12.2857
WHP		p	9/7/00		172,125		$12.3750
WHP		p	9/8/00		38,250		$9.1313
WHP		p	9/8/00		19,125		$9.1250
WHP		p	9/8/00		516,375		$8.9907
WHP		p	9/8/00		38,250		$8.8438
WHP		p	9/8/00		61,200		$9.0416
WHP		p	9/11/00		382,500		$8.9313
WHP		p	9/12/00		175,950		$8.6110
WHP		p	9/12/00		26,775		$8.5152
WHP		p	9/13/00		26,775		$7.9805
WHP		p	9/13/00		210,375		$8.0000
WHP		p	9/13/00		42,075		$7.9509
WHP		p	9/14/00		10,022		$8.6011
WHP		p	9/14/00		30,600		$8.5284
WHP		p	9/14/00		76,500		$8.6125
WHP		p	9/15/00		19,125		$8.3750
WHP		p	9/15/00		19,890		$8.4000
WHP		p	9/15/00		125,690		$8.3769
WHP		p	9/15/00		114,750		$8.4125

SCHEDULE 13D
CUSIP No. 62473J106					Page 10 of 14 Pages

	   Purchase			  Number		  Price
Name	   or Sale  Date		of Shares		Per Share

WHP		p	9/15/00		5,738		$8.6718
WHP		p	9/18/00		100,215		$7.4819
WHP		p	9/18/00		267,750		$7.5446
WHP		p	9/18/00		26,775		$7.5553
WHP		p	9/19/00		4,514		$6.9217
WHP		p	9/19/00		1,126,845		$7.1996
WHP		p	9/19/00		65,025		$7.1654
WHP		p	9/19/00		76,500		$7.1563
WHP		p	9/20/00		296,744		$6.9870
WHP		p	9/20/00		49,725		$6.9308
WHP		p	9/21/00		7,650		$7.0625
Gerhard   P	8/1/00		1,500		$41.9167
Gerhard   P	8/1/00		50,000		$42.9500
Gerhard   P	8/3/00		12,500		$42.8500
Gerhard   P	8/3/00		2,600		$40.9375
Gerhard   P	8/11/00		30,000		$37.5000
Gerhard   P	8/11/00		30,000		$36.8021
Gerhard   P	8/11/00		29,000		$36.8679
Gerhard   P	8/11/00		33,400		$36.9472
Gerhard   P	8/14/00		11,000		$37.7500
Gerhard   P	9/1/00		53,800		$18.4912
Gerhard   P	9/1/00		106,000		$18.8295
Gerhard   P	9/5/00		12,500		$19.0000
Gerhard   P	9/5/00		27,700		$18.7451
Gerhard   P	9/8/00		100,000		$9.4022
Gerhard   P	9/8/00		200,000		$9.3750
Gerhard   P	9/12/00		60,000		$8.6110
Gerhard   P	9/12/00		40,000		$8.7240
Gerhard   P	9/13/00		75,000		$8.0000
Gerhard   P	9/14/00		15,000		$8.5284
Gerhard   P	9/14/00		100,000		$8.6125
Gerhard   P	9/15/00		20,000		$8.4000
Gerhard   P	9/15/00		100,000		$8.4125
Gerhard   P	9/18/00		21,000		$7.5119
Gerhard   P	9/19/00		269,000		$6.9217
Gerhard   P	9/21/00		66,000		$6.4225
Gerhard   P	9/21/00		75,000		$6.5000
Gerhard   P	9/21/00		15,500		$6.2782
Gerhard   P	9/22/00		19,000		$6.1842
Gerhard   P	9/22/00		7,000		$6.0000
Gerhard   P	9/22/00		317,500		$6.2283
WHC		p	8/18/00		11,750		$32.1250

SCHEDULE 13D
CUSIP No. 62473J106					Page 11 of 14 Pages

	   Purchase			  Number		  Price
Name	   or Sale  Date		of Shares		Per Share

WHC		p	8/21/00		9,987		$32.9228
WHC		p	8/22/00		1,762		$33.2424
WHC		p	8/22/00		11,750		$33.3906
WHC		p	8/23/00		6,486		$30.3519
WHC		p	8/23/00		12,925		$29.7727
WHC		s	8/24/00		469			$28.7500
WHC		p	8/24/00		470			$28.6250
WHC		p	8/24/00		15,839		$30.4047
WHC		p	9/5/00		5,546		$18.6600
WHC		p	9/5/00		329			$18.7451
WHC		p	9/5/00		5,875		$19.0000
WHC		p	9/6/00		20,703		$16.9618
WHC		p	9/6/00		446			$17.2500
WHC		p	9/7/00		123,375		$12.7292
WHC		p	9/7/00		13,465		$12.3121
WHC		p	9/7/00		17,390		$11.9987
WHC		p	9/7/00		82,250		$12.2857
WHC		p	9/7/00		52,875		$12.3750
WHC		p	9/8/00		11,750		$9.1313
WHC		p	9/8/00		5,875		$9.1250
WHC		p	9/8/00		158,625		$8.9907
WHC		p	9/8/00		11,750		$8.8438
WHC		p	9/8/00		18,800		$9.0416
WHC		p	9/11/00		117,500		$8.9313
WHC		p	9/12/00		54,050		$8.6110
WHC		p	9/12/00		8,225		$8.5152
WHC		p	9/13/00		8,225		$7.9805
WHC		p	9/13/00		64,625		$8.0000
WHC		p	9/13/00		12,925		$7.9509
WHC		p	9/14/00		3,078		$8.6011
WHC		p	9/14/00		9,400		$8.5284
WHC		p	9/14/00		23,500		$8.6125
WHC		p	9/15/00		5,875		$8.3750
WHC		p	9/15/00		6,110		$8.4000
WHC		p	9/15/00		38,610		$8.3769
WHC		p	9/15/00		35,250		$8.4125
WHC		p	9/15/00		1,762		$8.6718
WHC		p	9/18/00		30,785		$7.4819
WHC		p	9/18/00		82,250		$7.5446
WHC		p	9/18/00		8,225		$7.5553
WHC		p	9/19/00		1,386		$6.9217
WHC		p	9/19/00		346,155		$7.1996

SCHEDULE 13D
CUSIP No. 62473J106					Page 12 of 14 Pages

	   Purchase			  Number		  Price
Name	   or Sale  Date		of Shares		Per Share

WHC		p	9/19/00		19,975		$7.1654
WHC		p	9/19/00		23,500		$7.1563
WHC		p	9/20/00		91,156		$6.9870
WHC		p	9/20/00		15,275		$6.9308
WHC		p	9/21/00		2,350		$7.0625


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP pursuant to a limited partnership agreement providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP in the Common Stock, to vote and dispose of the Common Stock and to file this statement on behalf of WHP. Pursuant to such limited partnership agreement, the general partners of WHP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met.

Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

Other than as disclosed above, none of the Filers is a party to any contract, arrangement, understanding or relationship (legal or other) with any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, profits, division of profits or losses, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 62473J106					Page 13 of 14 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D
or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	September 26, 2000

LANG H. GERHARD					WEST HIGHLAND PARTNERS, L.P.
By:  West Highland Capital, Inc.	By:  West Highland Capital, Inc.
	Attorney-in-Fact				Attorney-in-Fact

	By: /s/ Bonnie George			By:	/s/ Bonnie George
		Bonnie George					Bonnie George,
		Chief Operating Officer			Chief Operating
									Officer

WEST HIGHLAND CAPITAL, INC.		ESTERO PARTNERS, LLC
							By:  West Highland Capital, Inc
By:	/s/ Bonnie George				Attorney-in-Fact
	Bonnie George
	Chief Operating Officer			By:	/s/ Bonnie George
									Bonnie George
									Chief Operating
									Officer


SCHEDULE 13D
CUSIP No. 62473J106						Page 14 of 14 Pages

					EXHIBIT A

			AGREEMENT REGARDING JOINT FILING
			OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Intermedia Communications, Inc. and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
DATED:	May 15, 1998

/s/ Lang H. Gerhard				WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard
							By:  /s/ Lang H. Gerhard
								Lang H. Gerhard,
WEST HIGHLAND CAPITAL, INC.			General Partner
By:	/s/ Bonnie George
	Bonnie George, Chief			BUTTONWOOD PARTNERS, L.P.
	Operating Officer
							By:  /s/ Lang H. Gerhard   ESTERO
PARTNERS, LLC					Lang H. Gerhard,
								General Partner
By:	/s/ Lang H. Gerhard
	Lang H. Gerhard,
	Manager

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